Delisting Determination, The Nasdaq Stock Market, LLC, May 2, 2023, Virgin Orbit Holdings, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock and warrant of Virgin Orbit Holdings, Inc., effective at the opening of the trading session on May 12, 2023. Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1. The Company was notified of the Staff determination on April 4, 2023. On April 11, 2023, the Company exercised its right to appeal the Staff determination to a Hearings Panel (Panel) pursuant to Rule 5815. The Company securities were suspended on April 13, 2023. On April 21, 2023, the Company informed the Panel that it was formally withdrawing its appeal. The Staff determination to delist the Company securities became final on April 13, 2023.